Exhibit 4.2

                        CERTIFICATE OF WARRANT ADJUSTMENT
                    REDEEMABLE COMMON STOCK PURCHASE WARRANTS


The undersigned, being the Vice President of Finance and Administration of FOCUS Enhancements, Inc. (the "Company") hereby certifies that, pursuant to Section
4.3 of that certain Warrant Agreement by and among the Company and Mellon Securities Trust Company, dated May 24, 1993, the terms of the Company's
Redeemable Common Stock Purchase Warrants issued in connection with the Company's public offering on May 24, 1993, (the "Public Warrants") are hereby adjusted as follows:

         o Each Public Warrant, with an exercise price of $6.75, entitles the holder to purchase 1.811 shares of Common Stock, which is equal to $3.73 per Common Share on a pro-rated basis, until May 23, 1998.

The foregoing purchase price and numbers of shares of Common Stock issuable upon exercise are primarily the result of adjustments during the period June 30, 1997 through May 5, 1998 due to: (a) the sale of an aggregate of 1,092,150 shares of Common Stock for less than the purchase price of Common Stock under the Public Warrants at the date of sale relating to a Private Placement in March 1998; and
(b) the sale of an aggregate of 350,000 additional shares of Common Stock for less than the purchase price of Common Stock under the Public Warrants at the date of sale relating to the acquisition of Digital Vision, Inc.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 6th day of May, 1998.



\s\  Gary M. Cebula
Gary M. Cebula
Vice President of Finance
and Administration